Exhibit (a)(1)(v)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated January 25, 2024 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

RAYZEBIO, INC.
at
$62.50 Net Per Share
by

RUDOLPH MERGER SUB INC.

a wholly owned subsidiary of

BRISTOL-MYERS SQUIBB COMPANY

Rudolph Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), is offering to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of RayzeBio, Inc., a Delaware corporation (“RayzeBio”), at a purchase price of $62.50 per Share (the “Offer Price”), in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 25, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 25, 2023 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among RayzeBio, Parent and, by way of a Joinder dated as of December 26, 2023, Purchaser. Following the consummation of the Offer, and under the terms of the Merger Agreement as described in the Offer to Purchase, Purchaser intends to effect the Merger (defined below) as described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M.,
EASTERN TIME, ON FEBRUARY 22, 2024, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Merger Agreement provides, among other things, that as promptly as reasonably practicable following (but in any event on the same date as) the acceptance of the Shares for payment (the “Offer Acceptance Time”), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into RayzeBio (the “Merger”), with RayzeBio continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the Delaware General Corporation Law (the “DGCL”), the “Merger Effective Time”), each outstanding Share (other than (i) Shares held by RayzeBio or held in RayzeBio’s treasury, (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Merger Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Merger Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be automatically converted into the right to receive the Offer Price, in cash, without interest, subject to any applicable withholding of taxes. The Merger is subject to the satisfaction or waiver of certain conditions described in “The Offer—Section 13—The Transaction Documents-The Merger Agreement” of the Offer to Purchase.

If the Offer is consummated, Purchaser does not anticipate seeking the approval of RayzeBio’s remaining public stockholders before effecting the Merger. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as promptly as reasonably practicable after the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of RayzeBio stockholders, in accordance with Section 251(h) of the DGCL.

The board of directors of RayzeBio (the “RayzeBio Board”), at a meeting duly called and held, unanimously (a) determined that the Merger Agreement and all of the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are advisable and fair to, and in the best interest of, RayzeBio and its stockholders, (b) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL, (c) authorized and approved the execution, delivery and performance by RayzeBio of the Merger Agreement and the consummation of the Transactions, and (d) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

RayzeBio has been advised that all of its directors and executive officers intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record and beneficially owned by such persons immediately prior to the time of expiration of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

On the date of the Offer to Purchase, RayzeBio will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to stockholders of RayzeBio with the Offer to Purchase. The Schedule 14D-9 will include a more complete description of the RayzeBio Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby. Therefore, stockholders of RayzeBio are encouraged to review the Schedule 14D-9 carefully and in its entirety.

Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares: (i) if the Merger Agreement has been terminated in accordance with its terms; or (ii) at any scheduled Expiration Time (as defined below), if any of the following conditions are not satisfied or waived in writing by Parent as of the Expiration Time: (a) the number of Shares validly tendered and not validly withdrawn that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser) would represent a majority of Shares outstanding at the time of expiration of the Offer (the “Minimum Condition”); (b) the representations and warranties of RayzeBio as set forth in the Merger Agreement are true and correct, subject to applicable materiality and other qualifiers as set forth in the Merger Agreement (the “Representations Condition”); (c) RayzeBio having complied with, or performed, in all material respects all of the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”); (d) Parent and Purchaser having received a certificate executed on behalf of RayzeBio by RayzeBio’s Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition, the Obligations Condition and the MAE Condition (as defined below) have been duly satisfied; (e) (i) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) having been received or terminated or expired, as the case may be and (ii) there not being in effect any agreement between Parent, RayzeBio and an applicable government body pursuant to which Parent, Purchaser or RayzeBio has agreed not to consummate the Offer or the Merger (the “Governmental Consents Condition”); (f) there not having been issued by any court of competent jurisdiction or remaining in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor there having been any action taken, or any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (the Governmental Consents Condition and the conditions in this cause (f) (in case of this letter (f), as such condition directly relates to the HSR Act), the “Regulatory Condition”); (g) since the date of the Merger Agreement, there not having occurred a Material Adverse Effect (as defined in the Merger Agreement) that is continuing (the “MAE Condition”); and (h) the Merger Agreement not having been terminated in accordance with its terms. These conditions to the Offer (the “Offer Conditions”) are described in “The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase.

Purchaser also has the right to (a) increase the Offer Price, (b) waive any Offer Condition and (c) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without RayzeBio’s prior written consent, Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer other than the Offer Conditions, (v) amend, modify or supplement any of the Offer Conditions in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares or that could, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (vi) change or waive the Minimum Condition or the Regulatory Condition, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Time, except as described in “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer” of the Offer to Purchase or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-1 1 promulgated under the Exchange Act.

Upon the terms and subject to the conditions of the Offer, Purchaser will promptly accept for payment and pay for all Shares that are validly tendered (and not validly withdrawn) pursuant to the Offer. The initial expiration time of the Offer is one minute following 11:59 p.m., Eastern Time, on February 22, 2024, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”). A subsequent offering period for the Offer is not contemplated.

Pursuant to the terms of the Merger Agreement, if, at the then-scheduled Expiration Time, any of the Offer Conditions have not been satisfied or waived then, if permitted under the Merger Agreement and under any applicable law, Purchaser may, in its discretion (and without the consent of RayzeBio or any other person), extend the Offer on one or more occasions for additional periods of up to ten business days per extension in order to permit the satisfaction of such Offer Condition(s). Purchaser is required to extend the Offer from time to time for (A) any period required by any applicable law, any interpretation or position of the SEC or its staff or the Nasdaq Global Market or its staff, in each case, applicable to the Offer; and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act will have expired or been terminated. In addition, if any of the Offer Conditions have not been satisfied or waived as of the scheduled Expiration Time, upon RayzeBio’s request, Purchaser will extend the Offer on one or more occasions, for additional periods of up to ten business days per extension to permit such Offer Conditions to be satisfied, subject to the terms and conditions of the Merger Agreement, including the limitations described in the paragraph below.

In no event will Purchaser (i) be required to extend the Offer to a date beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of the Merger Agreement and (y) 5 p.m. Eastern Time on December 25, 2024, which date may be extended by Parent or RayzeBio for an additional six months if the Governmental Consents Condition has not been satisfied at such time, (ii) be permitted to extend the Offer to a date later than the Extension Deadline without the prior written consent of RayzeBio, or (iii) be required to extend the Offer for more than three additional consecutive increments of ten business days if at any then scheduled Expiration Time, all of the Offer Conditions (other than the Minimum Condition and any Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time) have been satisfied or waived and the Minimum Condition has not been satisfied. Purchaser will not, and Parent will not permit Purchaser to, extend the Offer in any manner except as required or expressly permitted as set forth in this paragraph.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time.

In order to take advantage of the Offer, you must either (a) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to Equiniti Trust Company, the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase or (b) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. We are not providing for guaranteed delivery procedures.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares tendered when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Except as otherwise provided in “The Offer—Section 4—Withdrawal Rights” of the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. However, you may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, any time after March 25, 2024, which is 60 days from the date of the commencement of the Offer.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in the Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

In general, your exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Material U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed summary of the material U.S. federal income tax consequences of the sale of Shares in the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

RayzeBio has provided Purchaser with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on RayzeBio’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, at its address and telephone number set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The Information Agent for the Offer is:

 1290 Avenue of the Americas, 9th Floor
New York, NY 10104

Call Toll-Free 1-888-815-8542
Email:  rayzebio@georgeson.com

January 25, 2024